Filed with the Securities and Exchange Commission on April 26, 2002

Securities Act Registration No. 333-59960

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8/A
Post-effective Amendment No. 1

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

YOCREAM INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Oregon	**91-0989395**
(State of incorporation)	(I.R.S. Employer Identification No.)

5858 N.E. 87th Avenue, Portland, Oregon	**97220**
(Address of principal executive offices)	(Zip Code)

2000 STOCK OPTION PLAN
(Full title of the plan)

JOHN N. HANNA, Chief Executive Officer
5858 N.E. 87th Avenue
Portland, Oregon 97220
(503) 256-3754
(Name, address and telephone number
of agent for service)

Copies to:
CURT B. GLEAVES
Foster Pepper & Shefelman LLP
101 S.W. Main St., 15th Fl.
Portland, Oregon 97204

CALCULATION OF REGISTRATION FEE

Title of Securities Being Registered	Number of Shares Proposed Maximum Offering Being Registered(1)	Proposed Maximum Aggregate Price Per Share (2)	Amount of Offering Price	Registration Fee
Common Stock	100,000	$6.00	$600,000	$55.20

(1)   The shares of Common Stock represent the number of shares with respect to which options have been granted or may be granted under the 2000 Stock Option Plan. In addition, pursuant to Rule 416, this Registration Statement also covers an indeterminate number of additional shares which may be issuable as a result of the anti-dilution provisions of the 2000 Stock Option Plan.

(2)   The maximum offering price for the shares cannot presently be determined as the offering price is established at the time options are granted. Pursuant to Rule 457(h), the offering price is estimated solely for the purposes of calculating the registration fee and is based on closing price reported for the Common Stock on NASDAQ on April 22, 2002.

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

At the Annual Meeting of Shareholders of YoCream International, Inc., (the "Company") held on April 17, 2002, the shareholders of the Company approved an amendment to the Company's 2000 Stock Option Plan ("Plan") increasing the number of shares of Common Stock authorized for issuance pursuant to the Plan from the previously registered amount of 100,000 shares to 200,000 shares.

The purpose of this Registration Statement on Form S-8 is to register an additional 100,000 shares of Common Stock issuable under the Plan.

Item 3. Incorporation of Documents by Reference.

The following documents filed by YOCREAM International, Inc. (the "Company") with the Securities and Exchange Commission are incorporated by reference in this registration statement:

1.   The Registration Statement on Form S-8 filed May 1, 2001 (SEC File No. 333-59960);

2.   The Company's annual report on Form 10-K for the year ended October 31, 2001 (filed January 29, 2002 SEC File No. 000-16787);

3.   The Company's quarterly report on Form 10-Q for the quarter ended January 31, 2002, (filed March 18, 2002, SEC File No. 000-16787).

4.   All other reports filed since October 31, 2001 pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934.

All documents filed by the Company subsequent to those listed above pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

For purposes of this Registration Statement, any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference modifies or supersedes such statement in such document. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 8. Exhibits.

The exhibits required by Item 601 of Regulation S-K being filed herewith or incorporated herein by reference are as follows:

Exhibit

5.1   Opinion of Foster Pepper & Shefelman

23.1   Consent of Grant Thornton LLP

23.2   Consent of Foster Pepper & Shefelman
        (Included in Exhibit 5.1)

24.1   Power of Attorney
        (Included in the signature page in Form S-8 (SEC File No. 333-59960))

99   2000 Stock Option Plan
        (Incorporated by reference in the Form S-8 filed May 1, 2001 (SEC File No. 333.59960))

Item 9. Undertakings

The undersigned registrant hereby undertakes:

(A) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (1)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (2)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

    (3)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided however, that paragraphs 1 and 2 do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(B) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(D)   That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(E)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.   In the event that the claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. The foregoing undertaking shall not apply to indemnification which is covered by insurance.

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on the 22nd day of April, 2002.

YOCREAM INTERNATIONAL, INC.

By: /s/ John N. Hanna
   John N. Hanna, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

By: /s/ John N. Hanna   Date: April 22, 2002
   John N. Hanna, Chief Executive Officer
   and Chairman of the Board of Directors

By: /s/ John N. Hanna,   Date: April 22, 2002
   John N. Hanna, Attorney in Fact for
   David J. Hanna, President and Director

By: /s/ John N. Hanna   Date: April 22, 2002
   John N. Hanna, Attorney in Fact for
   James S. Hanna, Director

By: /s/ John N. Hanna   Date: April 22, 2002
   John N. Hanna, Attorney in Fact for
   William J. Rush, Director

By:/s/ John N. Hanna   Date: April 22, 2002
   John N. Hanna, Attorney in Fact for
   W. Douglas Caudell, Chief Financial Officer

By: Date:
   Carl G. Behnke, Director

By: Date:
   Craig Tall, Director

EXHIBIT INDEX

Exhibit

5.1	Opinion of Foster Pepper & Shefelman
23.1	Consent of Grant Thornton LLP
23.2	Consent of Foster Pepper & Shefelman (Included in Exhibit 5.1)
24.1	Power of Attorney (Included in the signature page in Form S-8 (SEC File No. 333-59960))
99	2000 Stock Option Plan (Incorporated by reference in the Form S-8 filed May 1, 2001 (SEC File No. 333.59960))

EXHIBIT 5.1

April 23, 2002

Board of Directors
YOCREAM International, Inc.
5858 N.E. 87th Avenue
Portland, Oregon 97220

   Re: Form S-8 Registration of YOCREAM International, Inc.
       2000 Stock Option Plan

Ladies and Gentlemen:

   This firm is special counsel to YOCREAM International, Inc., an Oregon corporation (the "Company"), and in that capacity we have assisted in the preparation of certain documents, including the Company's Registration Statement on Form S-8 (the "Registration Statement"), relating to the registration and issuance of 100,000 shares of the Company's common stock ("Shares") in accordance with the Company's 2000 Stock Option Plan (the "Plan").

   In the course of our representation described above, we have examined the Plan, the Registration Statement as prepared for filing with the Securities and Exchange Commission, and related documents and correspondence. We have reviewed the Restated Articles of Incorporation and Bylaws of the Company, as amended to date, and excerpts from minutes of certain meetings of the Board of Directors and of the shareholders of the Company. We have received from the officers of the Company certificates and other representations concerning certain factual matters relevant to this opinion. We also have received certificates from, and have made inquiries of public officials in those jurisdictions in which we have deemed it appropriate.

   As to matters of fact, we have relied upon the above certificates, documents and investigation. We have assumed without investigation the genuineness of all signatures, the authenticity and completeness of all documents submitted to us as originals and the conformity to authentic and complete original documents of all documents submitted to us as certified or photostatic copies.

   Based upon and subject to all of the foregoing, we are of the opinion that:

      The Shares have been validly authorized, and when (i) the Registration Statement becomes effective; (ii) the applicable provisions of the Securities Act of 1933, as amended, and such state securities laws as may be applicable have been complied with; and (iii) the Shares have been delivered against payment therefor as contemplated by the Registration Statement and the Plan, the Shares will be validly issued, fully paid and non-assessable.

   Regardless of the states in which members of this firm are licensed to practice, this opinion is limited to the present laws of the State of Oregon and the United States of America and to the facts bearing on this opinion as they exist on the date of this letter. We disclaim any obligation to review or supplement this opinion or to advise you of any changes in the circumstances, laws or events that may occur after this date or otherwise update this opinion.

This opinion is provided to you as a legal opinion only, and not as a guaranty or warranty of the matters discussed herein. Our opinion is limited to the matters expressly stated herein, and no other opinions may be implied or inferred.

This opinion is solely for your information and is not to be quoted in whole or in part or otherwise referred to, nor is it to be filed with any governmental agency or other person, without our prior written consent.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Act or the General Rules and Regulations of the Commission.

Very truly yours,

FOSTER PEPPER & SHEFELMAN LLP

By: /s/ Curt Gleaves
       Curt Gleaves

EXHIBIT 23.1

Consent of Independent Certified Public Accountants

We have issued our report dated December 20, 2001 accompanying the financial statements of YOCREAM International, Inc. included in the Annual Report on Form 10-K for the year ended October 31, 2001, which are incorporated by reference in this Registration Statement on Form S-8. We consent to incorporation by reference in the Registration Statement of the aforementioned report.

/s/ Grant Thornton LLP

Portland, Oregon
April 23, 2002